ROPES & GRAY LLP
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March 16, 2026

Columbia Bond Fund

Columbia Funds Series Trust I

290 Congress Street

Boston, MA 02210

Columbia Core Bond ETF

Columbia ETF Trust I

290 Congress Street

Boston, MA 02210

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated September 18, 2025, by and among (i) Columbia ETF Trust I, a Massachusetts business trust (“Acquiring Trust”), on behalf of one of its series, Columbia Core Bond ETF (“Acquiring Fund”), (ii) Columbia Funds Series Trust I, a Massachusetts business trust (“Acquired Trust”), on behalf of one of its series, Columbia Bond Fund (“Acquired Fund”), and (iii) for purposes of paragraphs 5.3, 7.3, 10.2 and 13.2 of the Agreement only, Columbia Management Investment Advisers, LLC (“Columbia”). The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter, pursuant to which Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and cash in lieu of fractional Acquiring Fund Shares and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares and cash in lieu of fractional Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its stockholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 9.4 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Fund is a series of Acquired Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Acquired Fund are redeemable at net asset value at each stockholder’s option. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

March 16, 2026

Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Acquiring Fund operates as an exchange-traded fund; shares of Acquiring Fund are redeemable at net asset value only by authorized participants transacting in creation units and are traded on a national securities exchange.

For purposes of this opinion, we have considered the Agreement, the Combined Information Statement/Prospectus dated October 22, 2025, and such other items as we have deemed necessary to render this opinion. In addition, each of Acquired Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Acquired Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under Sections 361 and 357(a) of the Code, Acquired Fund will not recognize gain or loss upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares (and cash in lieu of fractional Acquiring Fund Shares) and the assumption by Acquiring Fund of all the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares and cash, as applicable, by Acquired Fund to its stockholders in liquidation;

(iii)

Under Section 354 of the Code, Acquired Fund stockholders will not recognize any gain or loss upon the exchange of their Acquired Fund shares for Acquiring Fund Shares (except with respect to cash received by Acquired Fund shareholders in lieu of fractional Acquiring Fund Shares) in the Reorganization;

(iv)

Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares an Acquired Fund stockholder receives in the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

March 16, 2026

(v)

Under Section 1223(1) of the Code, an Acquired Fund stockholder’s holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such stockholder held or is treated for federal income tax purposes as having held the Acquired Fund shares exchanged therefor, provided that the stockholder held those Acquired Fund shares as capital assets;

(vi)

Under Section 1032 of the Code, Acquiring Fund will not recognize gain or loss upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares (and cash in lieu of fractional Acquiring Fund Shares) and the assumption by Acquiring Fund of all the liabilities of Acquired Fund;

(vii)

Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization will be the same as Acquired Fund’s tax basis immediately prior to the transfer;

(viii)

Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each Acquired Fund asset transferred to Acquiring Fund in the Reorganization will include the period during which such asset was held or treated for federal income tax purposes as held by Acquired Fund; and

(ix)

Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP